# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Odysight.ai inc, CIK 0001577445
CUSIP: 81063V204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Suite 7A, Industrial Park, Omer, Israel (L3), 8496500
Date of event which requires filing of this statement: 02/10/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001321178

## Reporting persons
- Moshe Arkin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 7,926,329; shared voting power 0; sole dispositive power 7,926,329; shared dispositive power 0; aggregate amount beneficially owned 7,926,329 (41.9% of the class)
  Comment: With regard to Rows (5), (7) and (9), please see Item 4.
  
  Row (11) is based on 16,302,320 shares of Common Stock issued and outstanding as of February 10, 2025 (as provided by the Issuer).
- M. Arkin (1999) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,202,947; sole dispositive power 0; shared dispositive power 3,202,947; aggregate amount beneficially owned 3,202,947 (19.4% of the class)
  Comment: With regard to Rows (6), (8) and (9), please see Item 4.
  
  Row (11) is based on 16,302,320 shares of Common Stock issued and outstanding as of February 10, 2025 (as reported by the Issuer).

## Item 1. Issuer
Name of issuer: Odysight.ai inc
Address of issuer's principal executive offices: Suite 7A, Industrial Park, Omer, Israel, 8496500

## Item 2. Person Filing
Name of person filing: Moshe Arkin
Address of principal business office or, if none, residence:
11 Hamenofim Street, Building B, 9th Floor
Herzliya Pituach 46724
Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of cover page of each reporting person.

On February 10, 2025, the securities reported herein were beneficially owned as follows:

3,202,947 shares of Common Stock (representing 19.4% of the shares of Common Stock outstanding) were beneficially held by M. Arkin (1999) Ltd., an Israeli company, consisting of (i) 2,959,143 shares of Common Stock, (ii) options to acquire 21,581 shares of Common Stock that are vested and exercisable or that will become vested and exercisable within sixty (60) days of February 10, 2025, and (iii) warrants to acquire 222,223 shares of Common Stock which are current exercisable; and

7,926,329 shares of Common Stock (representing 41.9% of the shares of Common Stock outstanding) were beneficially held by Moshe Arkin, consisting of (i) 2,352,941 shares of Common Stock held by Phoenix Insurance Company Ltd. on behalf of Mr. Arkin, (ii) options to acquire 17,500 shares of Common Stock that are vested and exercisable or that will become vested and exercisable within sixty (60) days of February 10, 2025, held by Mr. Arkin and (iii) warrants to acquire 2,352,941 shares of Common Stock held by Phoenix Insurance Company Ltd. on behalf of Mr. Arkin which are currently exercisable. The number also includes the shares of Common Stock held by M. Arkin (1999) Ltd., of which Mr. Arkin serves as the Chairman and sole shareholder. and over which shares of Common Stock Mr. Arkin may be deemed to have beneficial ownership.
Percent of class: See Row 11 of cover page of each reporting person.
Sole power to vote or to direct the vote: See Row 5 of cover page of each reporting person.
Shared power to vote or to direct the vote: See Row 6 of cover page of each reporting person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page of each reporting person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page of each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement filed by and among the Reporting Persons, dated as of March 6, 2025.

## Signatures
- Moshe Arkin: /s/ Moshe Arkin, Moshe Arkin (03/06/2025)
- M. Arkin (1999) Ltd.: /s/ Moshe Arkin, Chairman (03/06/2025)